UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ESSA PHARMA INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

29668H104

(CUSIP Number)

Robert Liptak

Clarus Ventures, LLC

101 Main Street, Suite 1210, Cambridge, MA 02142

Tel: (617) 949-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29668H104

(1)	NAME OF REPORTING PERSON: Clarus Lifesciences III, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,774,620 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,774,620 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,774,620 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2% (2)
(14)	TYPE OF REPORTING PERSON PN

(1)	Includes 106,060 shares of the Issuer’s common shares issuable upon exercise of a warrant exercisable by payment of cash or on a cashless exercise basis for a period of seven years from January 13, 2016 (“Warrants”).
(2)	This percentage is calculated based upon the Issuer having advise the Reporting Persons on June 14, 2018 that 5,776,098 shares of the Issuer’s common shares are outstanding.

CUSIP No. 29668H104

(1)	NAME OF REPORTING PERSON: Clarus Ventures III GP, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,774,620 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,774,620 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,774,620 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2% (2)
(14)	TYPE OF REPORTING PERSON PN

(1)	Includes 106,060 Warrants.
(2)	This percentage is calculated based upon the Issuer having advise the Reporting Persons on June 14, 2018 that 5,776,098 shares of the Issuer’s common shares are outstanding.

CUSIP No. 29668H104

(1)	NAME OF REPORTING PERSON: Clarus Ventures III, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,774,620 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,774,620 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,774,620 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2% (2)
(14)	TYPE OF REPORTING PERSON PN

(1)	Includes 106,060 Warrants.
(2)	This percentage is calculated based upon the Issuer having advise the Reporting Persons on June 14, 2018 that 5,776,098 shares of the Issuer’s common shares are outstanding.

CUSIP No. 29668H104

(1)	NAME OF REPORTING PERSON: Robert Liptak
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,774,620 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,774,620 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,774,620 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2% (2)
(14)	TYPE OF REPORTING PERSON IN

(1)	Includes 106,060 Warrants.
(2)	This percentage is calculated based upon the Issuer having advise the Reporting Persons on June 14, 2018 that 5,776,098 shares of the Issuer’s common shares are outstanding.

CUSIP No. 29668H104

(1)	NAME OF REPORTING PERSON: Nicholas Simon
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,774,620 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,774,620 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,774,620 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2% (2)
(14)	TYPE OF REPORTING PERSON IN

(1)	Includes 106,060 Warrants.
(2)	This percentage is calculated based upon the Issuer having advise the Reporting Persons on June 14, 2018 that 5,776,098 shares of the Issuer’s common shares are outstanding.

CUSIP No. 29668H104

(1)	NAME OF REPORTING PERSON: Nicholas Galakatos
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,774,620 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,774,620 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,774,620 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2% (2)
(14)	TYPE OF REPORTING PERSON IN

(1)	Includes 106,060 Warrants.
(2)	This percentage is calculated based upon the Issuer having advise the Reporting Persons on June 14, 2018 that 5,776,098 shares of the Issuer’s common shares are outstanding.

CUSIP No. 29668H104

(1)	NAME OF REPORTING PERSON: Dennis Henner
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,774,620 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,774,620 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,774,620 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2% (2)
(14)	TYPE OF REPORTING PERSON IN

(1)	Includes 106,060 Warrants.
(2)	This percentage is calculated based upon the Issuer having advise the Reporting Persons on June 14, 2018 that 5,776,098 shares of the Issuer’s common shares are outstanding.

CUSIP No. 29668H104

(1)	NAME OF REPORTING PERSON: Kurt Wheeler
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,774,620 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,774,620 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,774,620 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2% (2)
(14)	TYPE OF REPORTING PERSON IN

(1)	Includes 106,060 Warrants.
(2)	This percentage is calculated based upon the Issuer having advise the Reporting Persons on June 14, 2018 that 5,776,098 shares of the Issuer’s common shares are outstanding.

CUSIP No. 29668H104

(1)	NAME OF REPORTING PERSON: Scott Requadt
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,774,620 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,774,620 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,774,620 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2% (2)
(14)	TYPE OF REPORTING PERSON IN

(1)	Includes 106,060 Warrants.
(2)	This percentage is calculated based upon the Issuer having advise the Reporting Persons on June 14, 2018 that 5,776,098 shares of the Issuer’s common shares are outstanding.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends the Statement on Schedule 13D first filed January 26, 2016 (the “Schedule 13D”), and is jointly filed by the Reporting Persons (as defined in Item 2 of Schedule 13D) with respect to the Common Shares, without par value (the “Shares”), of ESSA Pharma Inc., a British Columbia corporation (the “Issuer”). Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is supplemented as follows:

On January 30, 2018, the Voting Agreement was terminated by the parties thereto.

Item 3. Source and Amount of funds or Other Consideration

Item 3 of the Schedule 13D is supplemented as follows:

On January 4, 2018, the Reporting Persons acquired 31,250,000 common shares of the Issuer for an aggregate price of US$0.20 per share.

On April 25, 2018, the Issuer completed a consolidation of its issued and outstanding common shares, resulting in a 1-to-20 reverse split (the “Reverse Split”).

Accordingly, the shares purchased on January 4, 2018 now represent 1,562,500 Shares; the 2,121,212 shares purchased on January 13, 2016 now represent 106,060 shares; and the Warrants exercisable for a period of up to seven years to purchase 2,121,212 shares now are exercisable for 106,060 Shares.

References to “Clarus Shares” shall include the 1,562,500 Shares owned by the Reporting Persons as a result of the January 4, 2018 purchase.

The Warrants issued to the Fund on January 13, 2016 exercisable for a period of up to two years expired by their terms on January 13, 2018 and, accordingly, are not reflected in this Amendment No. 1 as owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is supplemented as follows:

On January 30, 2018, the Voting Agreement was terminated by the parties thereto.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2018

CLARUS LIFESCIENCES III, L.P.
By:	CLARUS VENTURES III GP, L.P., its General Partner
By:	CLARUS VENTURES III, LLC, its General Partner

By:	/s/ Robert W. Liptak
Name: Robert W. Liptak
Title: Managing Director

CLARUS VENTURES III GP, L.P.
By: CLARUS VENTURES III, LLC, its General Partner

By:	/s/ Robert W. Liptak
Name: Robert W. Liptak
Title: Managing Director

CLARUS VENTURES III, LLC

By:	/s/ Robert W. Liptak
Name: Robert W. Liptak
Title: Managing Director

*
Nicholas Galakatos

*
Dennis Henner

/s/ Robert Liptak
Robert Liptak

*
Nicholas Simon

*
Kurt Wheeler

*
Scott Requadt

*
Kurt Wheeler

*By:	/s/ Robert Liptak
Robert Liptak, as Attorney-in-Fact